Exhibit (a)(1)(F)
FORM OF EMAIL CONFIRMING RECEIPT OF ELECTION FORM

TO:	Eligible Participant

FROM:	optionexchange@townsquaremedia.com

SUBJECT:	Option Exchange Program—Election Confirmation

Thank you for your submission of your election to participate in our option exchange program. The election made in the attached Election Form has been recorded.
We strongly encourage you to save this email (including the attached Election Form) for your records.
You will receive additional information about your replacement stock options, including the exercise price, as soon as practicable after they are granted, which is expected to be the day after the exchange offer ends.
If the above/attached is not your intent, or you later change your mind and wish to withdraw your Election Form, please submit a Notice of Withdrawal in accordance with the instructions contained therein so that Townsquare receives it before 11:59 p.m. Eastern Time on August 16, 2018. To obtain a form of Notice of Withdrawal, or if you have any questions about the option exchange program or this confirmation notice, please contact optionexchange@townsquaremedia.com or call Chris Kitchen at (203) 861-0900.

FORM OF EMAIL CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

TO:	Eligible Participant

FROM:	optionexchange@townsquaremedia.com

SUBJECT:	Option Exchange Program—Notice of Withdrawal

Thank you for your submission of your Notice of Withdrawal from our option exchange program. We confirm that the Notice of Withdrawal you submitted has been recorded. As a result, your eligible options will not be exchanged and will remain subject to their present terms.
We strongly encourage you to save this email (including the attached Notice of Withdrawal) for your records.
If you wish to make a different or further election with respect to your eligible options you must do so by August 16, 2018 at 11:59 p.m. Eastern Time. Such further Election Form must be properly completed and received by Townsquare prior to that deadline. There are no exceptions to this deadline, so we encourage you not to wait until the last minute to make your election if you wish to participate. Your participation in the exchange offer is completely voluntary, and you are not obligated to participate. To obtain an Election Form, or if you have any questions about the option exchange program, please email optionexchange@townsquaremedia.com or call Chris Kitchen at (203) 861-0900.